DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MAT
750

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6691
melendez@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-5201

November 21, 2005

Re: **Gamesa, S.A. — Information Furnished Pursuant to Rule 12g3-2(b)** under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Presentation dated November 2005, entitled, "Consolidating position in the USA".

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Rosemarie M. DeMarco /kep

Rosemarie M. DeMarco
Legal Assistant Coordinator
Capital Markets

Enclosure

By Hand Delivery

Gamesa

Consolidating position in the USA





NOVEMBER 2005

Please refer to last page for Forward Looking Statement

Executive Summary

- **Frame Agreement with Horizon for 600 MW.** Gamesa Eólica has signed a frame agreement with Horizon Wind (100% participated by Goldman Sachs) to supply 400 MW of wind turbines in the USA during 2006 and 2007. The contract includes an option for further 200 MW. The total price of the transaction amounts USD 700 MM.
- **Further Backlog in the USA**. This contract adds up to the existing agreements between Gamesa Eólica and other US wind developers for a total of 1,214 MW (Gamesa Energía, Horizon Wind, and other developers).
- **Full Capacity**. The existing backlog practically represents the usage of 100% of the capacity in the US manufacturing facilities of Gamesa Eólica during 2006 and 2007.
- **Positive Pricing Environment.** The stable PTC scenario over the next years have generated a strong demand in the US wind market. As a consequence, prices have experienced a substantial improvement during 2005.
- **Technological Advantage through Variable Speed.** The use of variable speed for the US market (agreed with GE Wind in April 2005) represents a significant differentiation tool for Gamesa Eólica when negotiating with US customers.

Frame Agreement with Horizon Wind

- **Frame Agreement for 400 MW during 2006 and 2007**. Gamesa Eólica has been selected by Horizon Wind Energy, a wind energy developer owned by Goldman Sachs, for the supply of up to 400 MW of wind turbines for projects located in the United States. The turbines will be installed during 2006 and 2007.
- **Option for additional 200 MW**. The frame agreement initially calls for the supply of 400 MW with an option for an additional 200 MW.
- **G8x 2.0 MW model.** The agreement between Gamesa and Horizon involves the supply of the full line of Gamesa G8X-2.0 MW products, including the Gamesa G80, Gamesa G83, Gamesa G87 and Gamesa G90 wind turbines.
- **USD 700 MM.** The estimated value of this frame agreement, depending on its final scope and the combination of the wind turbine models, could reach up to 700 million USD.

Gamesa Eólica will supply Horizon with up to 600 MW in the US in 2006 and 2007.

Gamesa Presence in the US

- **Industrial Presence.**

  Gamesa Eólica will have three operating facilities (blade, nacelles and towers) in the US in 2006.

- **Variable Speed Patent.**

  After the patent agreement with GE Wind, Gamesa Eólica is able to sell variable speed technology in the US (protected by the GE Wind patent).

- **Local Development.**

  Additionally, Gamesa Energía accounts with development offices in Minnesota, Texas and Pennsylvania.



Washington
Oregon
California
Nevada
Idaho
Montana
Wyoming
Utah
Colorado
Arizona
Nuevo Mexico
Dakota del Norte
Dakota del Sur
Nebraska
Kansas
Oklahoma
Texas
Minnesota
Iowa
Missouri
Arkansas
Louisiana
Wisconsin
Illinois
Michigan
Indiana
Ohio
Kentucky
Tennessee
Mississippi
Alabama
Georgia
Florida
Pennsylvania
Nueva York
Vermont
Maine
Nueva Hampshire
Massachusetts
Rhode Island
Connecticut
Nueva Jersey
Delaware
Maryland
Distrito de Columbia
Virginia
Carolina del Norte
Alaska
Hawaii
BLADES
TOWERS
NACELLES
WTG Industrial Presence
WF Development Office

The company's competitive edge in the US is based on industrial presence, technological advantage and strong visibility.

Full Capacity at current Backlog


Gamesa Eólica US Backlog (MW) and Capacity
MW
1000
800
600
400
200
0
Other ; 174
Horizon; 200
Gamesa Energía; 160
Capacity; 500
Contracts in Negotiation; 300
Other ; 40
Option; 200
Horizon; 200
Gamesa Energía; 240
Capacity; 1000
2006
2007
Installation Year
Current Backlog = 1214 MW

- **<u>Demand surpasses US Capacity in 2006.</u>** Due to the strong demand, Gamesa Eólica could partially source the US market from its Spanish facilities in 2006.

Gamesa Eólica accounts with 1,214 MW of backlog in the US for the next two years covering the local capacity.

Positive Pricing Environment

Strong Demand. The US government has recently extended the PTC scheme, pushing demand for wind in the US strongly.

- **2000**: PTC extension until Dec. 2002
- **2002**: PTC extension until Dec. 2003
- **Oct. 2004**: PTC extension until Dec. 2007



Evolution of Windpower Installations US (MW)
20.000
18.000
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
3.500
3.000
2.500
2.000
1.500
1.000
500
0
2000
2001
2002
2003
2004
2005
2006 (E)
2007 (E)
Cumulative Installation
Yearly Installation

The US market is experimenting strong demand that generates price increases.

Forward Looking Statement

This material has been made up by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, believes or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially form those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and projections included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.